SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: July 14, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from June 1, 2026 to June 30, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 14, 2026

[This is a translation of the Share Buyback Report for the period from June 1, 2026 to June 30, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 14, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of June 30, 2026)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 8, 2026 (Period of Repurchase: May 11, 2026 to May 10, 2027）	230,000,000 (Maximum)		500,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) June 1 June 2 June 3 June 4 June 5 June 8 June 9 June 10 June 11 June 12 June 15 June 16 June 17 June 18 June 19 June 22 June 23	733,400 822,800 580,200 654,000 463,600 811,900 714,700 784,400 722,300 3,023,300 3,022,900 880,200 592,900 898,500 1,489,200 937,200 875,200

2,602,243,866

2,984,986,176

2,100,491,387

2,317,717,728

1,662,509,515

2,844,104,860

2,463,986,212

2,650,769,434

2,425,484,916

9,998,422,244

9,998,972,989

2,868,328,072

1,950,593,093

2,921,884,712

4,679,090,971

2,977,692,364

2,769,696,078

Total	—	18,006,700	60,216,974,617
Total number of shares repurchased as of the end of the reporting month	37,076,600		127,476,788,305
Progress of the repurchase (%)	16.12		25.50

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 8, 2026 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of June 30, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) June 1 June 2 June 3 June 4 June 5 June 8 June 9 June 10 June 12 June 19 June 23	21,500 4,500 8,000 2,000 4,500 3,500 24,000 10,000 518,000 1,000 6,000	68,567,585 14,351,355 25,513,520 6,378,380 14,351,355 11,162,165 76,540,560 31,891,900 1,652,000,420 3,189,190 19,135,140
Total	—	603,000	1,923,081,570
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) June 19	33	105,243
Total	—	33	105,243
Total amount	603,033		1,923,186,813

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of June 30, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	5,965,316,326
Number of treasury stock	92,854,256

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